UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

October 27, 2004

TeliaSonera
(Exact name of registrant as specified in its charter)

Sturegatan 1 S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On October 27, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated October 27, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TeliaSonera (Registrant)
October 27, 2004 (Date)	/s/ JAN HENRIK AHRNELL Jan Henrik Ahrnell Vice President and General Counsel

EXHIBIT 99.1

TeliaSonera January-September 2004

Effective January 1, 2004, TeliaSonera applies IFRS 3, which means that goodwill amortization (GWA) has been discontinued.

Nine-month period

  Net sales increased 1 percent to SEK 61,184 million (60,718).
  Operating income, excluding non-recurring items and GWA, increased to SEK 15,783 million (14,634).
  Net income increased to SEK 10,873 million (4,975) and earnings per share climbed to SEK 2.33 (1.06). In the comparative period, GWA was SEK 3,133 million.
  Strong customer growth year on year:
  -  1 million new customers in the Nordic and Baltic operations.
  -  11 million new customers in Eurasia, Russia and Turkey.

Third quarter

  Net sales increased 3 percent to SEK 20,649 million.
  Operating income, excluding non-recurring items3) and GWA, improved to SEK 5,898 million (5,190).
  EBITDA4) margin improved to 39.8 percent (39.4).
  The shareholding in Omnitel was increased to 100 percent. Orange in Denmark was acquired at the beginning of October.
  Approximately SEK 10 billion repurchase of shares through a public offer to be proposed to the Annual General Meeting in April 2005.
Financial Highlights

In millions, except percentages and per share data	Jul-Sep 2004 SEK	Jul-Sep 2004 EUR 2)	Jul-Sep 2003 SEK	Jan-Sep 2004 SEK	Jan-Sep 2003 SEK
Pro forma 1)
Net sales	20,649	2,282	20,094	61,184	60,718
EBITDA 4) excl. non-recurring items 3)	8,212	907	7,915	22,739	23,547
Margin (%)	39.8	39.8	39.4	37.2	38.8
Income from associated companies	1,369	151	419	2,635	-117
Operating income	6,660	736	3,653	17,493	9,758
Operating income excl. non-recurring items and GWA	5,898	652	5,190	15,783	14,634
Income after financial items	5,985	661	3,353	16,369	9,246
Net income	4,320	477	1,792	10,873	4,975
Earnings per share	0.92	0.10	0.38	2.33	1.06
CAPEX	2,599	287	1,889	6,982	5,624
Free cash flow	5,068	560	5,138	10,853	14,190
Legal 1)
Net sales	20,649	2,282	20,094	61,184	61,371
Net income	4,320	477	1,792	10,873	6,384
Earnings per share	0.92	0.10	0.38	2.33	1.37

1) Pro forma presentation: Excl. Telia's Finnish mobile operations and Swedish cable
TV operations. Legal presentation: Including these operations through May 31, 2003.
2) Convenience translation only, conversion rate SEK 1 = EUR 0.110496.
3) Non-recurring items, see table on page 26.
4) Please refer to page 16 for definitions.

Comments from Anders Igel, President and CEO

"In a very competitive market we show the strongest quarterly result in the history of the company.

The proposed cash returns to shareholders will probably make TeliaSonera one of the highest yielding companies in the sector next year.

To exploit the accelerating migration from fixed to mobile and Internet-based services we are building a platform for future growth with a new focused and simplified service portfolio. This will also make it possible to further bring down costs to levels significantly below the current.

In addition, we are taking active steps to take advantage of the very strong growth in our Eastern markets Turkey, Russia and Eurasia."

Capital distribution to shareholders

TeliaSonera has communicated that it is planning to distribute SEK 30 billion to its shareholders during the period 2005-2007 in addition to ordinary dividends.

To maintain financial flexibility, the Board of Directors will, as a first step, recommend that the Annual General Meeting in April 2005 decide on a distribution of approximately SEK 10 billion.

Repurchase of shares through a public offer with tradable rights will be proposed as the method for distribution. The aim is to seek tax efficiency for shareholders, to avoid unnecessarily complicated structures and to allow shareholders to participate at least for their pro-rata part.

Outlook

TeliaSonera's ambition is to strengthen and improve the operations and position within the current footprint and to maintain or increase market shares.

During the next years, the Nordic and Baltic markets are expected to have an overall good volume development in a very competitive environment with continued price pressure. Migration from fixed to mobile and Internet-based services will accelerate. During this transition period, total market sales growth will be limited. Longer term, however, we expect market growth to return to higher levels.

In the important growth operations in Eurasia, Russia and Turkey we expect the very strong growth to continue. We will prioritize enhancing value growth in these operations.

The price pressure in the international carrier market has been stronger than previously expected. Positive cash flow defined as EBITDA less CAPEX is not expected to be reached for the full year in the carrier operations.

For the TeliaSonera group, the fourth quarter of 2004 is expected to show the same trends as the comparative quarter last year in terms of profitability and CAPEX.

TeliaSonera building a platform for future growth

The market for telecommunications is rapidly changing, with migration from fixed to mobile and Internet-based services. These changes are very fast-paced and are likely to accelerate. The trend benefits players with sufficiently high volumes who are able to profitably combine efficient product development with ever-lower costs of production. TeliaSonera sees great opportunities in this market trend, which is why we are building a platform for future growth and take measures for sustained good profitability.

TeliaSonera's long-term strategy for growth is focused on easy-to-use services that, individually or combined, add value for TeliaSonera's 24 million customers and that improve TeliaSonera's revenue possibilities. Most of the existing services will gradually be replaced by new services based on IP and mobility. The service portfolio will be focused on new offerings within mobile voice and data, broadband services, managed services, content distribution and bundled services. TeliaSonera will also take advantage of the opportunities afforded by greater standardization within and between the markets in which TeliaSonera operates.

TeliaSonera's profitability in recent years was achieved primarily through streamlining measures and changes within a complex product program built up over a long period. The ongoing simplification of the services portfolio will entail significantly fewer services, enabling the company inter alia to reduce the number of its IT and support systems.

The opportunities that have now been identified also enable TeliaSonera to reduce costs to completely different levels than current cost levels and to facilitate more efficient marketing and sales.

TeliaSonera strives towards comprehensive simplicity both for its customers and within the company. The rate of change is steered by many external factors, but TeliaSonera takes initiatives and promotes development in order to take advantage of its economies of scale, both in production and in the market. A reasonable assessment is that the transition will continue for approximately three years, which is why growth initiatives will be accelerated and prioritized without losing focus on actions securing competitive cost levels.

Third Quarter Review of the Group

Continued strong customer growth and positive earnings trend

Net sales increased 3 percent to SEK 20,649 million. Lower price levels had a negative impact of 6 percent on sales, while divestitures and acquisitions had a positive impact of 1 percent. No major exchange rate fluctuations.

   Mobile communications: Robust increase in sales in Eurasia and in the associated companies in Russia and Turkey due to exceptionally strong customer growth. Good volume growth in the Nordic and Baltic countries, but sales negatively affected by lower price levels.

   Internet and data services: Strong broadband growth across all markets, particularly in Sweden and Finland where broadband sales increased substantially year on year.

   Fixed voice: Sales continued to fall due to the ongoing migration from fixed to mobile and IP-based services and price erosion. Traffic revenues in Sweden climbed for the first time since the introduction of the preselection reform in 1999, however.

The customer base increased robustly and at the end of the quarter,
TeliaSonera had, including customers in the associated companies, 58 million customers, representing an increase of 27 percent year on year.

Operating income, excluding non-recurring items and GWA, improved to SEK 5,898 million (5,190). The operations in Eurasia, Russia, Finland, Denmark, the mobile businesses in the Baltic countries and Holding contributed to these improved earnings.

EBITDA, excluding non-recurring items, improved to SEK 8,212 million (7,915) and the margin was strengthened to 39.8 percent (39.4).

Financial items totaled SEK -675 million (-300), of which non-recurring items totaled SEK -498 million (-31).

Net income, after tax and minority shares, improved to SEK 4,320 million (1,792) and earnings per share increased to SEK 0.92 (0.38).

CAPEX climbed to SEK 2,599 million (1,889) due to higher investments in the growth areas broadband, IP-based services and mobile communications.

Free cash flow totaled SEK 5,068 million (5,138). In addition, a cash inflow of SEK 260 million was received through the sale of Zed while the increase of shareholdings in Omnitel and Eesti Telekom involved cash outflows of SEK 483 million and SEK 94 million, respectively.

The strong cash flow reduced net debt from SEK 10,662 million to SEK 5,743 million during the third quarter.

Disbursements from restructuring reserves had a negative impact on free cash flow of SEK 118 million. At quarter-end, reserves for future disbursements totaled SEK 2,447 million.

The equity/assets ratio was stable at 62 percent.

Additional synergy initiatives were taken in the third quarter, including a streamlined customer service process, a common environment for workplace servers, and a common roaming network for exchange of mobile data traffic.

SEK in millions	Decided synergies (yearly run rate by the end of 2005)	Achieved synergies (yearly run rate by the end of Q3 2004)
OPEX
Product and service development	611	419
IT systems and infrastructure	406	157
Purchasing	342	342
Network operations	549	458
Corporate functions	153	153
Total	2,061	1,529
CAPEX
Product and service development	36	13
IT systems and infrastructure	28	25
Purchasing	491	491
Network operations	19	12
Total	574	541

Costs for implementing decided synergies are estimated at SEK 1,370 million, while costs for implementing achieved synergies totaled SEK 1,049 million.

Third Quarter Review of Profit Centers

Market position and profitability maintained
in Sweden

  Lower price levels are causing a decline in value in the Swedish total market, which is also reflected in Telia's net sales, which fell 2 percent year on year despite good volume growth.

  Sharper broadband focus with extended geographic coverage, higher transfer speeds and attractive offerings, such as combined ADSL and fixed voice, increased demand for broadband during the quarter.

  The drop in fixed voice traffic sales halted and a slight increase was reported for the first time since the introduction of the preselection reform in 1999, due to the successful launch of attractive price offerings such as Telia Alltid and Telia Fritid.

  Special price offerings and new value added services sustained the solid demand for mobile communications and doubled the number of Telia Go customers.

  During the quarter, Telia strengthened its position among small and medium-size companies, particularly within mobile communications, and successfully defended its position on the consumer market.

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales	10,219	10,473	30,651	31,792
of which external	10,005	10,267	30,073	31,013
EBITDA excl. non-recurring items	4,343	4,535	12,586	13,724
Margin (%)	42.5	43.3	41.1	43.2
Operating income	3,169	3,021	9,675	8,680
Operating income excl. non-recurring items and GWA	3,173	3,019	9,100	9,053
CAPEX	997	588	2,804	1,884
Mobile communications
Net sales	3,223	3,290	9,166	9,194
EBITDA excl. non-recurring items	1,505	1,497	3,903	4,266
Margin (%)	46.7	45.5	42.6	46.4
CAPEX	161	79	457	236
Fixed communications
Net sales	6,996	7,183	21,485	22,598
EBITDA excl. non-recurring items	2,838	3,038	8,683	9,458
Margin (%)	40.6	42.3	40.4	41.9
CAPEX	835	509	2,347	1,648

  EBITDA and EBITDA margin were somewhat weakened due to price pressure but operating income improved by extended depreciation schedules and the low investment levels of recent years.
  Higher CAPEX due to greater initiatives in the growth areas broadband, IP-based services and mobile communications.
Mobile communications
   Continued strong price pressure led to a 2 percent drop in sales year on year despite an 8 percent increase in traffic volume and customer growth.

  The number of end-customers increased by 151,000 to 4,266,000 during the third quarter, of which post-paid customers increased by 33,000. Customers through service providers decreased by 11,000 to 136,000.

   Improved EBITDA and EBITDA margin.

  Decreased churn from 13 to 9 percent.

  Traffic minutes per customer and month dropped from 131 to 126 minutes and ARPU decreased from SEK 270 to 233 due to lower price levels and an increased share of prepaid customers.

  Continued increase in SMS and MMS led the share of sales of non-voice services to climb from 7 to 8 percent.

  Svenska UMTS-nät has invested SEK 2,258 million in the 3G infrastructure to date.
Fixed communications
  For fixed communications, sales decreased 3 percent, affecting EBITDA and EBITDA margin, which weakened somewhat year on year.

  Internet and data services: Sales at the same level (SEK 1,970 million) year on year. Broadband sales increased 18 percent to SEK 684 million and the number of customers climbed by 32,000 to 472,000 during the third quarter. Sales for data services dropped due to increased competition and lower price levels with the ongoing migration to new technology.

  Fixed voice  : Sales dropped 5 percent to SEK 4,674 million. Sales for voice traffic climbed 1 percent to SEK 1,967 million while sales for subscriptions and value added services decreased 9 percent to SEK 2,707 million, due to the ongoing migration and changed business relationship with Eniro.
Market stabilizing in Finland
  Increased net sales due to strong growth within broadband and mobile communications along with the acquisition of Auria. Sales for fixed voice fell due to the ongoing migration from fixed to mobile and Internet-based services.

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales	4,524	4,306	13,707	13,042
of which external	4,427	4,203	13,435	12,800
EBITDA excl. non-recurring items	1,886	1,673	5,293	5,185
Margin (%)	41.7	38.9	38.6	39.8
Operating income	1,041	497	2,763	1,667
Operating income excl. non-recurring items and GWA	1,049	868	2,776	2,754
CAPEX	492	458	1,637	1,449
Mobile communications
Net sales	2,814	2,632	8,440	8,112
EBITDA excl. non-recurring items	1,425	1,299	3,963	3,951
Margin (%)	50.6	49.4	47.0	48.7
CAPEX	246	231	754	697
Fixed communications
Net sales	1,710	1,674	5,267	4,930
EBITDA excl. non-recurring items	461	374	1,330	1,234
Margin (%)	27.0	22.3	25.3	25.0
CAPEX	245	227	883	752

  After the introduction of number portability, Sonera has lost end-customers, but churn decreased significantly during the third quarter and net loss of customers was close to zero due to the renewal of the subscription portfolio.

  Sales growth and streamlining compensated for the negative effects of price pressure and reduced fixed voice usage, leading to increased EBITDA margin and improved operating income, excluding non-recurring items and GWA.

  Increased CAPEX due to higher investments in broadband and mobile communications.

  The Supreme Administrative Court affirmed FICORA's decision from 2001 on the calculation grounds for TeliaSonera Finland's mobile interconnect pricing. The financial effects depend on the interpretation of the court's decision and the application of similar regulation to other mobile operators. At most the effect on EBITDA due to lowered future interconnect fees is expected to be a few hundred SEK million on an annual basis.

  ADSL with 8 Mbps speed was launched in the Helsinki and Tampere area. The speed of other ADSL products was upgraded.

  In October, an agreement was signed with Vattenfall for the delivery, installation, maintenance and reading of electric meters via GSM. This is the first major agreement signed within the growth area machine-to-machine.

  The UMTS network was opened for commercial use on October 12, covering 20 larger cities and towns throughout Finland.
Mobile communications
  Increased net sales by 7 percent attributable to strong sales to service providers, a substantial increase in usage per end-customer and the adjustment of accruals made in the comparative quarter.

  The number of end-customers decreased by 2,000 to 2,264,000, while customers through service providers increased by 36,000 to 618,000 during the third quarter.

  EBITDA and EBITDA margin improved.

  Churn dropped from 31 to 22 percent.

  Traffic minutes per customer and month increased from 236 to 258 minutes and ARPU improved from EUR 36.9 to 38.2.

  Strong increase in SMS and MMS, but price pressure led non-voice services' share of sales to decrease from 12 to 11 percent.
Fixed communications
  Net sales increased 2 percent due to broadband growth and the acquisition of Auria (SEK 180 million). EBITDA margin improved.

  Sales for Internet and data services increased 10 percent to SEK 778 million due to strong broadband growth. The number of broadband customers climbed by 25,000 to 214,000 during the quarter.

  Fixed voice   sales increased 3 percent to SEK 570 million but the number of subscriptions dropped during the third quarter due to the ongoing migration.
Strong growth and margin improvement compared with previous quarter in Norway
  Net sales increased 8 percent despite continued strong price pressure. In local currency the increase was 10 percent. The number of end-customers climbed by 10,000 to 1,249,000 and customers through service providers increased by 30,000 to 180,000.

  Decreased EBITDA margin and operating income, excluding non-recurring items and GWA, due to price pressure and high customer acquisition costs. In the third quarter, these costs decreased slightly, strengthening the margin compared with the second quarter.

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales	1,674	1,546	4,687	4,622
of which external	1,630	1,524	4,572	4,562
EBITDA excl. non-recurring items	558	622	1,540	1,949
Margin (%)	33.3	40.2	32.9	42.2
Operating income	325	128	926	383
Operating income excl. non-recurring items and GWA	367	435	968	1,370
CAPEX	179	128	406	479

  Increased churn from 12 to 16 percent.

  Traffic minutes per customer and month increased from 170 to 176 minutes, leading ARPU to improve from NOK 345 to NOK 350, despite price pressure.

  Continued strong increase in SMS and MMS.

  Increased CAPEX due to investments in EDGE and UMTS. NetCom is rolling out the UMTS network in order to be in compliance with the license obligation.

  To meet the increased competition, NetCom launched bucket plans, price offers with a number of free traffic minutes for a flat monthly fee.
Continued improvements in Denmark
  Increased net sales and improved earnings due to positive development in all three operations. Adjusted for accounting changes on mobile interconnect revenues in the fourth quarter of 2003, net sales increased 16 percent.

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales	992	835	2,908	2,242
of which external	963	809	2,826	2,176
EBITDA excl. non-recurring items	76	19	213	-53
Margin (%)	7.7	2.3	7.3	-2.4
Operating income	-59	-126	-198	-526
Operating income excl. non-recurring items and GWA	-59	-121	-198	-509
CAPEX	125	91	253	234
Mobile communications
Net sales	504	435	1,442	1,121
EBITDA excl. non-recurring items	8	-37	27	-143
CAPEX	81	49	141	92
Fixed communications excl. Stofa
Net sales	287	240	896	656
EBITDA excl. non-recurring items	12	2	30	-32
CAPEX	37	26	80	87
Stofa
Net sales	201	160	570	465
EBITDA excl. non-recurring items	56	54	156	122
CAPEX	8	16	32	55

Mobile communications

  Customer growth and increased traffic volume per customer increased net sales 16 percent. The number of customers climbed by 2,000 to 558,000 during the third quarter.

  Increased sales and streamlining improved EBITDA.

  Traffic minutes per customer and month climbed from 130 to 147 minutes, leading ARPU to increase from DKK 216 to DKK 225.

  Non-voice services' share of net sales increased from 17 to 21 percent due to strong SMS and MMS growth.

  Additional offers were introduced on the market, including Telia Probiz, a collection of services aimed at companies wishing to go completely mobile, and Telia Budget, a low priced product based on simplicity and aimed at business customers.
Fixed communications
  Excluding Telia Stofa and adjusted for changes in internal elimination, net sales increased 9 percent due to increased demand, primarily in the consumer and wholesale segments. Sales growth and efficiency efforts improved EBITDA.

  In Telia Stofa, sales and EBITDA increased due to broadband customer growth and program sales. Additional broadband offers were launched during the quarter.

Strong mobile customer intake in Lithuania

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Mobile communications
Net sales	542	543	1,587	1,521
of which external	506	513	1,491	1,431
EBITDA excl. non-recurring items	247	234	706	697
Margin (%)	45.6	43.1	44.5	45.8
Operating income	160	97	445	283
Operating income excl. non-recurring items and GWA	160	142	445	419
CAPEX	54	63	203	257
Fixed communications
Net sales	470	523	1,428	1,599
of which external	440	493	1,346	1,511
EBITDA excl. non-recurring items	222	316	679	834
Margin (%)	47.2	60.4	47.5	52.2
Operating income	21	-137	58	-223
Operating income excl. non-recurring items and GWA	21	76	58	95
CAPEX	60	25	120	119

Mobile communications

  Omnitel reported continued strong customer growth, but significantly lower price levels led net sales to remain at the same level as in the comparative quarter year on year. The number of customers increased by 87,000 to 1,226,000 during the third quarter.

  Improved operating income, excluding non-recurring items and GWA, and improved EBITDA margin despite price pressure and increased sales and marketing costs.
Fixed communications
  Lietuvos Telekomas' sales decreased 10 percent due to significantly lower price levels. However, sales for Internet and data services increased 10 percent and the number of broadband customers continued to climb.

  Decreased sales affected EBITDA margin and operating income.
Strong mobile growth in Latvia

Mobile communications

  Latvijas Mobilais Telefons increased net sales 13 percent due to customer growth. In local currency, the increase was 16 percent. During the third quarter, the number of end-customers increased by 39,000 to 614,000 and customers through service providers increased by 9,000 to 101,000.

  Increased sales improved EBITDA margin and operating income.

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Mobile communications
Net sales	552	487	1,522	1,381
of which external	540	482	1,493	1,367
EBITDA excl. non-recurring items	302	257	818	731
Margin (%)	54.7	52.8	53.7	52.9
Operating income	246	166	649	458
Operating income excl. non-recurring items and GWA	246	201	649	564
CAPEX	46	67	145	192
Fixed communications
Income from associated companies	55	67	175	150
of which share of net income	36	44	116	85
of which amortization of goodwill	-	3	-	3
of which amortization of fair value adjustments	19	20	59	62

Fixed communications

  Lattelekom (associated company, 49 percent holding) showed decreased sales and earnings and TeliaSonera's income from Lattelekom, excluding GWA, decreased year on year.
Stable development in Estonia

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Mobile communications
Income from associated companies	75	55	114	85
of which share of net income	79	77	126	150
of which amortization of goodwill	-	-18	-	-55
of which amortization of fair value adjustments	-4	-4	-12	-10
Fixed communications
Income from associated companies	36	32	57	37
of which share of net income	37	43	61	72
of which amortization of goodwill	-	-11	-	-31
of which amortization of fair value adjustments	-1	0	-4	-4

Mobile communications

  EMT (associated company, 49.9 percent holding) reported increased net sales and stable operating income, which improved TeliaSonera's income from EMT.
Fixed communications
  Elion (associated company, 49.9 percent holding) has successfully compensated reduced fixed voice sales through increased sales of Internet and data services and the company showed increased net sales and operating income year on year.
Customers up 0.5 million, sales up 50 percent and EBITDA margin at 60 percent in Eurasia
  Rapid growth combined with high margins continued at Fintur. In the third quarter alone, the customer base increased by 458,000 to 3,459,000. Year on year, customer growth was above 1,300,000. Together with increased ARPU, it pushed up sales by 54 percent compared to the same quarter the preceding year. In local currencies, sales increased 67 percent.

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales	1,153	750	2,933	1,934
of which external	1,153	749	2,932	1,933
EBITDA excl. non-recurring items	692	449	1,707	1,086
Margin (%)	60.0	59.9	58.2	56.2
Operating income	559	298	1,332	643
Operating income excl. non-recurring items and GWA	559	341	1,332	769
CAPEX	586	263	1,237	642

  Strong sales growth and effective cost control in all operations brought about substantial earnings growth year on year.

  Increased CAPEX, due to network rollout and capacity expansion in major cities to meet customer growth.
2.4 million new customers in Russia
  MegaFon (associated company, 44 percent holding) increased its customer base by 2.4 million to 11.5 million customers during the third quarter. Successful marketing activities and network rollout enabled MegaFon to take 25 percent of the total customer increase in Russia, boosting its market share of the Russian mobile market from 18 to 19 percent. In absolute numbers, customer growth was strongest in the Southern, Northwestern and Volga regions.

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Share of net income	271	227	499	535
Amortization of goodwill	-	-50	-	-153
Income from associated companies	271	177	499	382

  The strong customer intake contributed to strong sales and earnings growth and TeliaSonera's income from MegaFon, excluding GWA, increased year on year.
Strong sales and earnings growth in Turkey
  Turkcell (associated company, 37.3 percent holding, reported with a one-quarter lag) continues to benefit from the strong economic development in the country and the company is highly successful in attracting new customers.

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Share of net income (US GAAP)	269	218	587	287
IFRS adjustments	-169	210	177	625
Amortization of goodwill	-	-174	-	-420
Amortization of fair value adjustments	25	-47	-61	-114
Income from associated companies	125	207	703	378

  During the second quarter, the number of customers climbed by 1.2 million to 20.9 million. The strong customer growth in combination with increased usage per customer created strong sales and earnings growth. This trend continued through the third quarter as Turkcell succeeded in expanding its customer base by a further 1.4 million customers.

  Substantial provisions within Turkcell for the ongoing legal disputes and IFRS adjustments did, however, cause TeliaSonera's income from Turkcell to fall year on year.
Price pressure and low volume growth
on the international carrier market
  Net sales fell 8 percent year on year, due to the closedown of overlapping operations in the United Kingdom, United States, Germany and Sweden. Compared with the second quarter, sales decreased 1 percent due to seasonality in fixed voice sales.

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales	1,009	1,096	2,962	3,872
of which external	695	763	2,023	2,899
EBITDA excl. non-recurring items	15	54	16	44
Margin (%)	1.5	4.9	0.5	1.1
Operating income	-135	-376	-433	-603
Operating income excl. non-recurring items and GWA	-112	-50	-356	-342
CAPEX	53	117	140	209

  Decreased earnings year on year. Price pressure has been stronger than previously expected and positive cash flow defined as EBITDA less CAPEX is not expected to be reached for the full year even though there are signs that the price decline is slowing down.

  Future years' expected cash flows are subject to careful reassessment as a basis for International Carrier's strategy and asset valuation. This work will be finalized before year-end.

  In the third quarter, SEK 60 million of the reserves was utilized for restructuring and SEK 32 million for synergy implementations. The reserves totaled SEK 2,223 million at the end of the quarter.
TeliaSonera Holding
  Holding's earnings improved significantly. This is partly due to the fact that most of the operations, including the associated companies Telefos and Overseas Telecom, developed positively during the quarter, but also that unprofitable operations were divested year on year.

SEK in millions, except percentages	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales	360	406	1,173	1,113
of which external	331	329	1,032	953
EBITDA excl. non-recurring items	12	25	-36	-19
Margin (%)	3.3	6.2	-3.1	-1.7
Income from associated companies	807	-137	1,049	-1,174
Operating income	918	-194	1,503	-1,418
Operating income excl. non-recurring items and GWA	67	-252	223	-613
CAPEX	8	88	36	189

  Zed was divested in early September, yielding a capital gain of SEK 107 million, reported as a non-recurring item.

  Income from associated companies includes a non-recurring item of SEK 745 million related to holdings in Telefos, mainly due to releasing a reserve.
  A provision of SEK 498 million was made in the third quarter for the mobile operator Xfera Móviles for investment commitments and license fees. The provision impacted financial net.

  On October 21, 2004, Industri Kapital announced an agreement to acquire Eltel Networks Corporation and combine the company with its existing subsidiary Swedia Networks within the Telefos group. The combination will create a Northern European market leader within installation and maintenance of electricity and telecommunications infrastructure. TeliaSonera will, through its holding in Telefos, own about 25 percent of the combined company.

Stockholm, October 27, 2004

Anders Igel
President and CEO

Auditors' Review Report

We have made a review of this interim report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit. Nothing has come to our attention that indicates that this interim report fails to comply with the requirements of the Swedish Securities Exchange Act and International Financial Reporting Standards (IFRS).

Stockholm, October 27, 2004

PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant

Financial Information Year-End Report January-December 2004 February 11, 2005

Questions regarding content in the reports: TeliaSonera AB Investor Relations SE-106 63 Stockholm, Sweden Tel. +46 8 504 550 00 Fax +46 8 611 46 42 www.teliasonera.com/ir	Ordering of individual hard copies of the reports: Tel. +46 372 851 42 Fax +46 372 843 56 www.teliasonera.com/ir

  Definitions

EBITDA: An abbreviation of "Earnings Before Interest, Tax, Depreciation and Amortization." Equals operating income before depreciation, amortization and write-downs and before income from associated companies.

ARPU: Average monthly revenue per user.

Churn: The number of post-paid customers that have left the company expressed as a percentage of the average number of post-paid customers. All comparisons are with the previous quarter.

TeliaSonera January-September 2004
- Pro forma 1)

Condensed Consolidated Income Statements

In millions, except per share data and no. of shares	Jul-Sep 2004 SEK	Jul-Sep 2004 EUR	Jul-Sep 2003 SEK	Jan-Sep 2004 SEK	Jan-Sep 2003 SEK
Net sales	20,649	2,282	20,094	61,184	60,718
Operating expenses	-12,352	-1,365	-12,523	-37,358	-37,838
EBITDA	8,297	917	7,571	23,826	22,880
Depreciation, amortization and write-downs	-3,006	-332	-4,337	-8,968	-13,005
Income from associated companies	1,369	151	419	2,635	-117
Operating income	6,660	736	3,653	17,493	9,758
Net financial revenues and expenses	-675	-75	-300	-1,124	-512
Income after financial items	5,985	661	3,353	16,369	9,246
Income taxes	-1,246	-138	-1,339	-4,514	-3,590
Minority interests	-419	-46	-222	-982	-681
Net income	4,320	477	1,792	10,873	4,975
Earnings per share
Basic	0.92	0.10	0.38	2.33	1.06
Diluted	0.92	0.10	0.38	2.33	1.06
Weighted average no. of shares (thousands)
Basic	4,675,232	4,675,232	4,675,232	4,675,232	4,675,232
Diluted	4,675,232	4,675,232	4,676,165	4,675,232	4,675,997

EBITDA excl. non-recurring items	8,212	907	7,915	22,739	23,547
Operating income excl. non-recurring items and GWA	5,898	652	5,190	15,783	14,634

1) Excluding Telia's Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Condensed Consolidated Balance Sheets

In millions	Sep 30, 2004 SEK	Sep 30, 2004 EUR	Dec 31, 2003 SEK
Assets
Intangible fixed assets	61,615	6,808	61,820
Tangible fixed assets	47,824	5,285	49,161
Financial fixed assets	37,723	4,168	42,061
Total fixed assets	147,162	16,261	153,042
Inventories, etc.	521	58	501
Receivables	20,593	2,275	24,170
Short-term investments	13,775	1,522	8,658
Cash and bank	4,245	469	3,689
Total current assets	39,134	4,324	37,018
Total assets	186,296	20,585	190,060

Shareholders' equity and liabilities
Shareholders' equity	119,095	13,160	112,393
Minority interests	3,785	418	3,441
Provisions for pensions and employee contracts	619	68	522
Deferred tax liability, other provisions	14,086	1,557	14,775
Total provisions	14,705	1,625	15,297
Long-term loans	12,027	1,329	25,867
Short-term loans	11,736	1,297	4,687
Non-interest bearing liabilities	24,948	2,756	28,375
Total liabilities	48,711	5,382	58,929
Total shareholders' equity and liabilities	186,296	20,585	190,060

Condensed Consolidated Cash Flow Statements

In millions	Jul-Sep 2004 SEK	Jul-Sep 2004 EUR	Jul-Sep 2003 SEK	Jan-Sep 2004 SEK	Jan-Sep 2003 SEK
Cash flow from operating activities	7,673	848	6,581	17,903	19,903
Intangible and tangible assets acquired (cash CAPEX)	-2,605	-288	-1,443	-7,050	-5,713
Free cash flow	5,068	560	5,138	10,853	14,190
Cash flow from other investing activities	92	10	1,040	6,846	2,440
Total cash flow from investing activities	-2,513	278	-403	-204	-3,273
Cash flow before financing activities	5,160	570	6,178	17,699	16,630
Cash flow from financing activities	-978	-108	-7,198	-11,968	-13,259
Cash flow for the period	4,182	462	-1,020	5,731	3,371

Segment Information

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales 1)
Sweden	10,219	10,473	30,651	31,792
Mobile	3,223	3,290	9,166	9,194
Fixed 2)	6,996	7,183	21,485	22,598
Finland	4,524	4,306	13,707	13,042
Mobile	2,814	2,632	8,440	8,112
Fixed 2)	1,710	1,674	5,267	4,930
Norway - mobile	1,674	1,546	4,687	4,622
Denmark	992	835	2,908	2,242
Mobile	504	435	1,442	1,121
Fixed 2)	488	400	1,466	1,121
Baltic countries	1,502	1,516	4,373	4,399
Lithuania - mobile	542	543	1,587	1,521
Lithuania - fixed	470	523	1,428	1,599
Latvia - mobile	552	487	1,522	1,381
Other	-62	-37	-164	-102
Eurasia - mobile	1,153	750	2,933	1,934
Russia	0	0	0	0
International Carrier	1,009	1,096	2,962	3,872
Holding	360	406	1,173	1,113
Corporate	1	1	2	3
Eliminations	-785	-835	-2,212	-2,301
The Group	20,649	20,094	61,184	60,718

1) For information about external net sales per product area: www.teliasonera.com/ir
2) Including eliminations between fixed and mobile communications

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
EBITDA
Sweden	4,340	4,539	13,161	13,354
Mobile	1,505	1,497	3,903	4,266
Fixed	2,835	3,042	9,258	9,088
Finland	1,878	1,673	5,280	5,170
Mobile	1,425	1,299	3,963	3,951
Fixed	453	374	1,317	1,219
Norway - mobile	558	622	1,540	1,949
Denmark	76	19	213	-53
Mobile	8	-37	27	-143
Fixed	68	56	186	90
Baltic countries	767	755	2,148	2,190
Lithuania - mobile	247	234	706	697
Lithuania - fixed	222	266	679	784
Latvia - mobile	302	257	818	731
Other	-4	-2	-55	-22
Eurasia - mobile	692	449	1,707	1,086
Russia	0	0	0	0
Turkey	1	0	1	0
International Carrier	15	-244	18	-188
Holding	118	26	499	-18
Corporate	-194	-247	-665	-648
Eliminations	46	-21	-76	38
The Group	8,297	7,571	23,826	22,880

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
EBITDA excl. non-recurring items
Sweden	4,343	4,535	12,586	13,724
Mobile	1,505	1,497	3,903	4,266
Fixed	2,838	3,038	8,683	9,458
Finland	1,886	1,673	5,293	5,185
Mobile	1,425	1,299	3,963	3,951
Fixed	461	374	1,330	1,234
Norway - mobile	558	622	1,540	1,949
Denmark	76	19	213	-53
Mobile	8	-37	27	-143
Fixed	68	56	186	90
Baltic countries	767	805	2,148	2,240
Lithuania - mobile	247	234	706	697
Lithuania - fixed	222	316	679	834
Latvia - mobile	302	257	818	731
Other	-4	-2	-55	-22
Eurasia - mobile	692	449	1,707	1,086
Russia	0	0	0	0
Turkey	1	0	1	0
International Carrier	15	54	16	44
Holding	12	25	-36	-19
Corporate	-183	-247	-651	-648
Eliminations	45	-20	-78	39
The Group	8,212	7,915	22,739	23,547

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Depreciation, amortization and write-downs
Sweden	-1,173	-1,516	-3,526	-4,670
of which amortization of goodwill	-	-1	-	-2
Finland	-836	-1194	-2,515	-3,529
of which amortization of goodwill	-	-370	-	-1,071
of which amortization of fair value adjustments	-207	-191	-607	-569
Norway	-233	-494	-614	-1,566
of which amortization of goodwill	-	-306	-	-958
Denmark	-136	-147	-412	-474
of which amortization of goodwill	-	-6	-	-17
Baltic countries	-345	-634	-1,052	-1,705
of which amortization of goodwill	-	-135	-	-404
of which amortization of fair value adjustments	-6	-10	-18	-31
Eurasia	-133	-151	-375	-443
of which amortization of goodwill	-	-43	-	-126
of which amortization of fair value adjustments	-2	-3	-6	-7
International Carrier	-150	-133	-451	-415
of which amortization of goodwill	-	-	-	-1
Holding	-7	-84	-45	-227
of which amortization of goodwill	-	-2	-	-4
of which amortization of fair value adjustments	-2	-4	-15	1
Corporate	-3	4	-10	-8
Eliminations	10	12	32	32
The Group	-3,006	-4,337	-8,968	-13,005
of which amortization of goodwill	-	-863	-	-2,583
of which amortization of fair value adjustments	-218	-208	-647	-606

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Income from associated companies
Sweden	1	-2	39	-4
Finland	-1	18	-2	27
Denmark	0	0	1	0
Baltic countries	166	156	346	274
Latvia - fixed	55	67	175	150
Share of net income	36	44	116	85
Amortization of goodwill	-	3	-	3
Amortization of fair value adjustments	19	20	59	62
Estonia - mobile	75	55	114	85
Share of net income	79	77	126	150
Amortization of goodwill	-	-18	-	-55
Amortization of fair value adjustments	-4	-4	-12	-10
Estonia - fixed	36	32	57	37
Share of net income	37	43	61	72
Amortization of goodwill	-	-11	-	-31
Amortization of fair value adjustments	-1	0	-4	-4
Eurasia	-	-	-	-
Russia	271	177	499	382
Share of net income	271	227	499	535
Amortization of goodwill	-	-50	-	-153
Turkey	125	207	703	378
Share of net income (U.S. GAAP)	269	218	587	287
IFRS adjustments	-169	210	177	625
Amortization of goodwill	-	-174	-	-420
Amortization of fair value adjustments	25	-47	-61	-114
Holding	807	-137	1,049	-1,174
Share of net income	271	-185	528	-346
Capital gains/losses	536	-12	588	338
Write-downs	0	-41	-67	-1,272
Amortization of goodwill	-	101	-	-106
Amortization of fair value adjustments	0	0	0	0
Corporate	0	0	0	0
Eliminations	-1	0	0	0
The Group	1,369	419	2,635	-117

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Operating income
Sweden	3,169	3,021	9,675	8,680
Finland	1,041	497	2,763	1,667
Norway	325	128	926	383
Denmark	-59	-126	-198	-526
Baltic countries	589	277	1,442	759
Eurasia	559	298	1,332	643
Russia	271	177	499	382
Turkey	125	206	704	377
International Carrier	-135	-376	-433	-603
Holding	918	-194	1,503	-1,418
Corporate	-198	-242	-676	-656
Eliminations	57	-13	-44	70
The Group	6,660	3,653	17,493	9,758

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Operating income excl. non-recurring items and GWA
Sweden	3,173	3,019	9,100	9,053
Finland	1,049	868	2,776	2,754
Norway	367	435	968	1,370
Denmark	-59	-121	-198	-509
Baltic countries	589	598	1,442	1,406
Eurasia	559	341	1,332	769
Russia	271	227	499	535
Turkey	125	380	704	797
International Carrier	-112	-50	-356	-342
Holding	67	-252	223	-613
Corporate	-185	-242	-661	-656
Eliminations	54	-13	-46	70
The Group	5,898	5,190	15,783	14,634

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
CAPEX
Sweden	997	588	2,804	1,884
Finland	492	458	1,637	1,449
Norway	179	128	406	479
Denmark	125	91	253	234
Baltic countries	161	159	468	534
Eurasia	586	263	1,237	642
International Carrier	53	117	140	209
Holding	8	88	36	189
Corporate	0	-3	3	4
Eliminations	-2	0	-2	0
The Group	2,599	1,889	6,982	5,624

	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Number of employees
Sweden
At the end of the period	11,150	11,034	11,150	11,034
Average for the period	9,525	10,171	10,128	10,439
Finland
At the end of the period	6,753	6,106	6,753	6,106
Average for the period	6,463	5,858	6,410	5,880
Norway
At the end of the period	708	713	708	713
Average for the period	709	720	715	716
Denmark
At the end of the period	1,044	1,033	1,044	1,033
Average for the period	1,021	980	1,011	1,010
Baltic countries
At the end of the period	4,319	4,850	4,319	4,850
Average for the period	4,197	4,554	4,302	5,124
Eurasia
At the end of the period	1,206	1,027	1,206	1,027
Average for the period	1,158	955	1,109	961
Russia
At the end of the period	1	1	1	1
Average for the period	1	1	1	1
Turkey
At the end of the period	3	3	3	3
Average for the period	3	3	3	3
International Carrier
At the end of the period	536	620	536	620
Average for the period	540	588	542	704
Holding
At the end of the period	299	537	299	537
Average for the period	449	578	584	861
Corporate
At the end of the period	293	292	293	292
Average for the period	289	237	288	257
The Group
At the end of the period	26,312	26,216	26,312	26,216
Average for the period	24,355	24,645	25,093	25,956

Quarterly Data

SEK in millions, except per share data	Jul-Sep 2004	Apr-Jun 2004	Jan-Mar 2004*)	Oct-Dec 2003	Jul-Sep 2003*)
Net sales	20,649	20,589	19,946	21,054	20,094
EBITDA	8,297	7,938	7,591	7,442	7,571
Depreciation, amortization and write-downs	-3,006	-2,969	-2,993	-4,559	-4,337
Income from associated companies	1,369	681	585	499	419
Operating income	6,660	5,650	5,183	3,382	3,653
Income after financial items	5,985	5,489	4,895	3,100	3,353
Net income	4,320	3,148	3,405	2,696	1,792
Earnings per share
Basic (SEK)	0.92	0.67	0.73	0.58	0.38
Diluted (SEK)	0.92	0.67	0.73	0.58	0.38
Investments	3,075	2,683	2,051	4,474	1,899
of which CAPEX	2,599	2,625	1,758	3,336	1,889
Cash flow from operating activities	7,673	6,246	3,984	6,651	6,581
Free cash flow	5,068	3,591	2,194	3,309	5,138

EBITDA excl. non-recurring items	8,212	7,327	7,200	7,143	7,915
Operating income excl. non-recurring items and GWA	5,898	5,063	4,822	4,178	5,190

*) Restated

Non-Recurring Items

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Within EBITDA	84	-344	1,087	-667
Restructuring charges, synergy implementation costs, etc.: Sweden	-4	4	-18	-370
Finland	-8	-	-13	-15
Lithuania fixed	-	-50	-	-50
International Carrier	-5	-357	16	-357
Corporate	-11	-	-13	-
Revised treatment of certain pension-related costs: Sweden	-	-	593	-
Provisions (FX rate effect): International Carrier	5	59	-14	125
Capital gains: Telia Finans	-	-	429	-
Sonera Zed	107	-	107	-
Within Depreciation, amortization and write-downs	-67	-139	-122	-168
Accelerated depreciation: International Carrier	-24	-	-74	-
Norway	-43	-	-43	-
Write-downs: Lithuania fixed	-	-110	-	-110
International Carrier	-	-29	-5	-29
Other	-	-	-	-29
Within Income from associated companies	745	-41	745	-908
Capital gains/losses: Bharti Mobile	-	-	-	341
Write-downs: Metro One	-	-41	-	-151
Infonet	-	-	-	-1,028
Provisions and other: Telefos	745	-	745	-
INGROUP, etc.	-	-	-	-70
Within Financial revenues and expenses	-498	-31	-609	191
Capital gains/losses: Netia	-	11	-	594
Other financial investments	-	-42	-	-42
Write-downs: Xfera (3G Spain)	-	-	-111	-
Other financial investments	-	-	-	-361
Provisions: Xfera (3G Spain)	-498	-	-498	-
Total	264	-555	1,101	-1,552
Number of Customers 1)

In thousands	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
Consolidated operations
Mobile	13,636	12,891	12,397	11,957	11,491
Sweden	4,266	4,115	4,008	3,838	3,760
Finland	2,264	2,266	2,321	2,428	2,441
Norway	1,249	1,239	1,190	1,195	1,191
Denmark	558	556	544	525	504
Lithuania	1,226	1,139	1,101	1,052	965
Latvia	614	575	554	534	507
Eurasia	3,459	3,001	2,679	2,385	2,123

Internet	1,811	1,759	1,738	1,686	1,605
Sweden	1,277	1,245	1,239	1,222	1,185
of which broadband	472	440	423	399	380
Finland	338	323	314	299	274
of which broadband	214	189	174	150	119
Denmark, broadband	120	117	113	104	96
Lithuania	76	74	72	61	50
of which broadband	40	34	31	25	18

Cable TV, Denmark	198	196	196	195	192

Fixed voice	7,937	8,000	8,042	8,087	8,027
Sweden	6,173	6,209	6,248	6,283	6,330
Finland	760	779	790	804	691
Denmark	183	188	179	172	170
Lithuania	821	824	825	828	836

Associated companies
Mobile	32,944	29,277	27,089	24,867	22,982
Estonia	557	531	502	492	464
Russia	11,487	9,046	7,587	6,175	5,318
Turkey 2)	20,900	19,700	19,000	18,200	17,200

Internet	96	91	86	76	66
Latvia, broadband	28	25	23	19	15
Estonia	68	66	63	57	51

Fixed voice	1,063	1,076	1,089	1,099	1,103
Latvia	636	644	652	654	657
Estonia	427	432	437	445	446

1)        For further operational data: www.teliasonera.com/ir
2)        Turkcell figures are reported with a one-quarter lag

TeliaSonera January-September 2004
- Legal 1)

Condensed Consolidated Income Statements

SEK in millions, except per share data and number of shares	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net sales	20,649	20,094	61,184	61,371
Costs of production	-10,714	-11,410	-31,746	-34,485
Gross income	9,935	8,684	29,438	26,886
Selling, admin., and R&D expenses	-4,930	-5,220	-15,427	-16,655
Other operating revenues and expenses, net	286	-230	847	1,214
Income from associated companies	1,369	419	2,635	-117
Operating income	6,660	3,653	17,493	11,328
Net financial revenues and expenses	-675	-300	-1,124	-529
Income after financial items	5,985	3,353	16,369	10,799
Income taxes	-1,246	-1,339	-4,514	-3,734
Minority interests	-419	-222	-982	-681
Net income	4,320	1,792	10,873	6,384
Earnings per share (SEK)
Basic	0.92	0.38	2.33	1.37
Diluted	0.92	0.38	2.33	1.37
Weighted average number of shares (thousands)
Basic	4,675,232	4,675,232	4,675,232	4,665,053
Diluted	4,675,232	4,676,165	4,675,232	4,665,818

1) Including Telia's Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Condensed Consolidated Balance Sheets

SEK in millions	Sep 30, 2004	Dec 31, 2003
Assets
Intangible fixed assets	61,615	61,820
Tangible fixed assets	47,824	49,161
Financial fixed assets	37,723	42,061
Total fixed assets	147,162	153,042
Inventories, etc.	521	501
Receivables	20,593	24,170
Short-term investments	13,775	8,658
Cash and bank	4,245	3,689
Total current assets	39,134	37,018
Total assets	186,296	190,060

Shareholders' equity and liabilities
Shareholders' equity	119,095	112,393
Minority interests	3,785	3,441
Provisions for pensions and employee contracts	619	522
Deferred tax liability, other provisions	14,086	14,775
Total provisions	14,705	15,297
Long-term loans	12,027	25,867
Short-term loans	11,736	4,687
Non-interest-bearing liabilities	24,948	28,375
Total liabilities	48,711	58,929
Total equity and liabilities	186,296	190,060

Condensed Consolidated Cash Flow Statements

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Cash flow before change in working capital	7,784	5,415	18,982	20,820
Change in working capital	-111	1,166	-1,079	-1,028
Cash flow from operating activities	7,673	6,581	17,903	19,792
Intangible and tangible fixed assets acquired (cash CAPEX)	-2,605	-1,443	-7,050	-5,750
Free cash flow	5,068	5,138	10,853	14,042
Cash flow from other investing activities	92	1,040	6,846	4,755
Total cash flow from investing activities	-2,513	-403	-204	-995
Cash flow before financing activities	5,160	6,178	17,699	18,797
Cash flow from financing activities	-978	-7,198	-11,968	-15,509
Cash flow for the period	4,182	-1,020	5,731	3,288

Cash and cash equivalents, opening balance	13,669	9,718	12,069	5,465
of which short-term investments up to and including three months	10,633	6,239	8,380	2,634
of which cash and bank	3,036	3,479	3,689	2,831
Cash flow for the period	4,182	-1,020	5,731	3,288
Exchange rate differences in cash and cash equivalents	-70	-133	-19	-188
Cash and cash equivalents, closing balance	17,781	8,565	17,781	8,565
of which short-term investments up to and including three months	13,536	5,213	13,536	5,213
of which cash and bank	4,245	3,352	4,245	3,352

Net interest-bearing liability, opening balance	8,286	17,159	8,847	25,034
Change in net borrowings	-4,789	-5,524	-5,394	-13,270
Change in pension provisions	53	29	97	-100
Net interest-bearing liability, closing balance	3,550	11,664	3,550	11,664

Condensed Consolidated Statements of Changes in Shareholders' Equity

SEK in millions	Sep 30, 2004	Dec 31, 2003
Opening balance	112,393	108,829
Transactions with outside parties	-11	-13
Differences arising from translation of foreign operations	-1,150	-8,101
Inflation adjustments	1,625	2,427
Fair value measurement of securities available for sale	51	-
Gains/losses on instruments used to hedge cash flow	-11	-10
Dividend	-4,675	-1,870
New share issue	-	2,051
Net income for the period	10,873	9,080
Closing balance	119,095	112,393

Long-Lived Assets

	Goodwill		Other intangibles		Tangibles
SEK in millions	Sep 30, 2004	Dec 31, 2003	Sep 30, 2004	Dec 31, 2003	Sep 30, 2004	Dec 31, 2003
Opening balance	52,922	58,584	8,898	9,522	49,161	56,172
Purchases	473	1,902	507	1,292	6,516	8,446
Operations acquired	-	-	1	30	249	255
Dismantling/restoration	-	-	-	-	-	106
Sales/discards	-1	-	-28	-131	-71	-356
Operations divested	-46	-	-22	-5	-186	-1,420
Reclassifications	-2	-458	320	432	-336	-455
Amortization, depreciation	-	-3,450	-1,336	-1,686	-7,623	-11,872
Write-downs, reversals of write-downs	-16	-38	-11	-301	-5	-332
CAPEX contribution from CATV customers	-	-	-	-	-	74
Advances	-	-	2	0	20	49
Inflation adjustments	-	-	-	-	-	-7
Exchange rate differences	-82	-3,618	36	-255	99	-1,499
Closing balance	53,248	52,922	8,367	8,898	47,824	49,161

Investments

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
CAPEX	2,599	1,889	6,982	6,037
Intangible fixed assets	217	110	509	743
Tangible fixed assets	2,382	1,779	6,473	5,294
Acquisitions	476	10	827	1,468
Goodwill and other fair value adjustments	372	0	548	1,256
Shares and participations	104	10	279	212
Total	3,075	1,899	7,809	7,505

Net Interest-Bearing Liability

SEK in millions	Sep 30, 2004	Dec 31, 2003
Long-term and short-term loans	23,763	30,554
Less: Short-term investments, cash and bank	-18,020	-12,347
Net debt	5,743	18,207
Less: Interest-bearing financial assets	-1,744	-6,112
Interest-bearing receivables	-1,068	-3,770
Total net borrowings	2,931	8,325
Provisions for pensions	619	522
Total net interest-bearing liability	3,550	8,847

Financial Instruments

	Sep 30, 2004	Sep 30, 2004	Dec 31, 2003	Dec 31, 2003
SEK in millions	Book value	Fair value	Book value	Fair value
Equity participations in associated companies	22,249	28,726	20,401	23,315
Other holdings of securities	469	469	558	558
Other long- and short-term receivables	1,844	1,844	8,824	8,736
Short-term investments	239	239	278	278
Interest rate swaps received	5,694	5,694	2,178	2,178
Interest rate swaps paid	-5,518	-5,518	-2,084	-2,084
FX interest rate swaps received	5,503	5,503	5,989	5,989
FX interest rate swaps paid	-5,180	-5,180	-5,583	-5,583
Other currency derivatives	29	29	84	84
Total assets	25,329	31,806	30,645	33,471
Provisions for pensions	619	619	522	522
Long-term loans	11,987	12,170	25,940	27,023
Short-term loans	11,712	12,170	4,686	4,710
Interest rate swaps received	-1,308	-1,308	-1,314	-1,314
Interest rate swaps paid	1,431	1,431	1,442	1,442
FX interest rate swaps received	-1,564	-1,564	-1,795	-1,795
FX interest rate swaps paid	1,707	1,707	1,927	1,927
Other currency derivatives	53	53	85	85
Total liabilities	24,637	25,278	31,493	32,600
Less book value of:
- pensions	-619		-522
- accrued interest	-202		-332
- other currency derivatives	-53		-85
Book value of interest-bearing liabilities	23,763		30,554

FX swaps/forward contracts (portfolio)
Purchases of foreign currency	9,085	9,085	15,030	15,030
Sales of foreign currency	2,899	2,899	5,075	5,075

Deferred Tax

SEK in millions	Sep 30, 2004	Dec 31, 2003
Deferred tax liability	8,432	8,537
Deferred tax asset	-12,567	-14,960
Net deferred tax asset (-)/liability (+)	-4,135	-6,423

Contingent Assets and Contingent Liabilities

SEK in millions	Sep 30, 2004	Dec 31, 2003
Contingent assets	-	-

Collateral pledged
Real estate mortgages	20	20
Chattel mortgages	-	262
Shares in subsidiaries	-	570
Shares in associated companies	525	642
Current receivables	38	36
Blocked funds in bank accounts	1,265	1,259
Total	1,848	2,789

Contingent liabilities
Credit guarantees, associated companies	1,055	726
Performance guarantees, associated companies and other minority holdings	742	1,159
Other guarantees, etc.	713	1,038
FPG/PRI, other pension guarantees	176	176
Total	2,686	3,099

TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

Contractual Obligations

SEK in millions	Sep 30, 2004	Dec 31, 2003
Intangible fixed assets	18	40
Tangible fixed assets	2,458	2,140
Indefeasible Rights of Use (IRU)	3	-
Subsidiaries	5,551	-
Associated companies and other minority holdings	1,980	3,093
Total	10,010	5,273

Basis for Presentation

General. As in the annual accounts for 2003, TeliaSonera's consolidated financial statements as of and for the three-month and nine-month periods ended September 30, 2004, have been prepared in accordance with International Financial Reporting Standards (IFRS). The parent company TeliaSonera AB's financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with IAS 34 "Interim Financial Reporting."

New accounting standards. Between December 17, 2003 and May 27, 2004, a number of new standards, several revised standards and one new interpretation were published (see details in the Q2 Interim Report). One former standard was withdrawn and the revisions superseded a number of previously published interpretations (see details in the Q1 Interim Report).

TeliaSonera's future adoption of IFRS 2, IFRS 4, IFRS 5 and of the revisions to IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39, as well as the adoption of IFRIC 1, will not entail any restatements of comparative figures. When adopting IAS 1 and IAS 27, TeliaSonera will have to recognize the share of equity owned by external shareholders not as a separate line item on the face of the balance sheet but as a separate component within shareholders' equity. Likewise, the minority share of income will not be recognized as a separate line item on the face of the income statement but as a disclosure on the face of the income statement of the allocation of profit or loss for the period. TeliaSonera does not own assets of the type regulated by IAS 40.

Adoption of IFRS 3 and of the revisions to IAS 36 and IAS 38 involves, among other things, that goodwill and other intangible assets with indefinite useful life will no longer be amortized but tested for impairment at least annually and that the minority interest should include minority shareholders' part of the fair value of assets acquired and liabilities assumed. TeliaSonera has decided to adopt IFRS 3 as of January 1, 2004 (see "Restated quarterly data" below).

Change in estimates. Effective January 1, 2004, the depreciation rate for copper cables in the fixed local access network in Sweden has been changed from 8 years to 20 years and for switching equipment for ADSL customers from 3 years to 10 years.

Restated segment reporting. Some adjustments of TeliaSonera's business organization were implemented in the first nine months of 2004. Hence, segment information in this report has been restated.

Restated quarterly data. In the fourth quarter of 2003, TeliaSonera finalized the allocation of goodwill to the various businesses acquired directly and indirectly in the merger with Sonera. The final allocation resulted, among others, in a reduction of goodwill related to the Turkcell shares, increasing operating income in 2003 by SEK 291 million. The adjustments were retroactively reflected in all quarters. In the second quarter of 2004, TeliaSonera decided to retrospectively adopt IFRS 3 as of January 1, 2004. The adoption impacted the first quarter results for 2004.

Restatements SEK in millions	Jan-Mar 2004	Oct-Dec 2003	Jul-Sep 2003	Apr-Jun 2003	Jan-Mar 2003
Depreciation, amortization and write-downs	830	-	-	-	-
Income from associated companies	231	64	93	73	61
Operating income	1,061	64	93	73	61
Income after financial items	1,061	64	93	73	61
Income taxes	-	-25	-36	-28	-24
Net income	1,061	39	57	45	37

Changes in Group Composition
Metro One. On January 14, 2004, TeliaSonera sold its remaining shareholding in Metro One Telecommunications, Inc.

INGROUP. On February 20, 2004, the shareholders of INGROUP Holding AB, including TeliaSonera holding a 37 percent stake, sold all of their shares to Manpower.

Zed. On January 13, 2004, Yahoo!, sold back its 16 percent holding in Sonera Zed Oy to TeliaSonera, whereby Zed became a wholly owned subsidiary of TeliaSonera. On September 10, 2004, TeliaSonera sold Zed to the Spanish interactive media group Wisdom Entertainment.

Eutelsat. TeliaSonera's minority holding in the satellite company Eutelsat S.A. was sold in February 2004.

Telia Finans. On March 1, 2004, TeliaSonera sold its wholly owned subsidiary, the Swedish leasing company Telia Finans AB, to De Lage Landen International B.V.

Sturenportti. On February 27, 2004, TeliaSonera purchased all shares in the real estate company Kiinteistö Oy Sturenportti from Sonera Pension Fund.

Omnitel. On August 17, 2004, TeliaSonera acquired 10 percent of the shares in UAB Omnitel of Lithuania from the Kazickas family, making Omnitel fully owned by TeliaSonera.

Orange Denmark. On October 11, 2004, TeliaSonera acquired France Telecom's Danish subsidiary, the mobile operator Orange A/S.

Related Party Transactions
Svenska UMTS-nät. TeliaSonera owns 50 percent of Svenska UMTS-nät AB. In the three-month period ended September 30, 2004, TeliaSonera sold services and products to Svenska UMTS-nät worth SEK 41 million and purchased services and products worth SEK 24 million. In the nine-month period ended September 30, 2004, TeliaSonera sold services and products worth SEK 127 million and purchased services and products worth SEK 42 million. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility, TeliaSonera had, as of September 30, 2004, issued a guarantee of a maximum of SEK 3,500 million to the lenders and granted pledges of its shares in Svenska UMTS-nät.

Lattelekom. TeliaSonera holds a participating interest in Lattelekom SIA. In the three-month period ended September 30, 2004, TeliaSonera sold services and products to Lattelekom worth SEK 34 million and purchased services and products worth SEK 21 million. In the nine-month period ended September 30, 2004, TeliaSonera sold services and products worth SEK 91 million and purchased services and products worth SEK 56 million.

MegaFon. TeliaSonera holds a participating interest in OAO MegaFon. As of September 30, 2004, TeliaSonera had interest-bearing and non-interest-bearing claims on MegaFon of SEK 360 million.

Infonet. TeliaSonera owns a participating interest in Infonet Services Corp. In the three-month period ended September 30, 2004, TeliaSonera sold services and products to Infonet worth SEK 13 million and purchased services and products worth SEK 17 million. In the nine-month period ended September 30, 2004, TeliaSonera sold services and products worth SEK 28 million and purchased services and products worth SEK 92 million.

Telefos. TeliaSonera owns 49 percent of the shares in Telefos AB. As of September 30, 2004, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 306 million and had signed guarantees of SEK 100 million for commitments made by Telefos companies. In the three-month period ended September 30, 2004, TeliaSonera sold services and products worth SEK 100 million to the Telefos Group and purchased services and products worth SEK 422 million. In the nine-month period ended September 30, 2004, TeliaSonera sold services and products worth SEK 151 million and purchased services and products worth SEK 1,459 million. Some services purchased by TeliaSonera referred to construction of fixed assets.

Other relationships. In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Loan Financing
The positive cash-flow generation continued also during the third quarter of 2004, increasing the cash at hand in the Group. Only minor amortization of the external debt occurred in the quarter via buy-back and cancellation of "Sonera 2005 bonds" with a nominal value of EUR 36.5 million.

Stock Option Schemes
Summarized information about warrants outstanding as of September 30, 2004 by exercise price is as follows.

	Outstanding		Of which exercisable
Exercise price (SEK)	Number of warrants	Remaining contractual life (years)	Number of warrants	Remaining contractual life (years)
69.00	12,250,000	0.67	12,250,000	0.67
70.62	5,956,650	0.75	5,956,650	0.75

On September 30, 2004, the closing price for the TeliaSonera share on the Stockholm Stock Exchange was SEK 35.40. Detailed information regarding the stock option schemes is presented in TeliaSonera's Annual Report for 2003. Please also refer to the Q2 Interim Report for changes in 2004. If fully exercised, the outstanding stock options will entail a share capital increase of approximately SEK 68 million, equal to a 0.5 percent increase in the number of shares.

Swedish GAAP
Differences in principles. TeliaSonera's consolidated financial statements are prepared in accordance with IFRS. Effective January 1, 2004, IFRS deviates from Swedish GAAP, relevant to TeliaSonera, with respect to amortization of goodwill, certain fair value adjustments, write-ups of tangible fixed assets and certain Swedish taxes imposed on pension costs and pension liabilities.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and shareholders' equity as follows.

SEK in millions	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003
Net income under IFRS	4,320	1,792	10,873	6,384
Amortization of goodwill, fair value adjustments	-862	-	-2,591	-
Write-up of tangible fixed assets	-197	-	-596	-
Goodwill amortization, associated companies	-195	-	-706	-
Pension-related taxes	7	-	-586	-
Deferred tax	53	-	331	-
Net income under Swedish GAAP	3,126	1,792	6,725	6,384

SEK in millions	Sep 30, 2004	Dec 31, 2003
Shareholders' equity under IFRS	119,095	112,393
Amortization of goodwill, fair value adjustments	-2,591	-
Write-up of tangible fixed assets	4,353	4,949
Goodwill amortization, associated companies	-706	-
Pension-related taxes	-586	-
Deferred tax	-1,055	-1,386
Exchange rate difference	25	-
Shareholders' equity under Swedish GAAP	118,535	115,956

Finnish GAAP
The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act. TeliaSonera prepares its consolidated financial statements in accordance with IFRS. The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS, relevant to TeliaSonera, are described in TeliaSonera's Annual Report for 2003. As discussed above, TeliaSonera decided to adopt IFRS 3 as of January 1, 2004, involving among other things that goodwill is no longer amortized. Finnish GAAP require amortization of goodwill. Otherwise, there were no material additional differences in the first nine months of 2004.

Parent Company
Net sales for the nine-month period were SEK 16,061 million (15,935), of which SEK 12,584 million (12,483) was billed to subsidiaries. Earnings before appropriations and taxes decreased to SEK 5,136 million (6,229), as improved operating income did not balance lower group contributions from subsidiaries. Earnings after appropriations and taxes were SEK 3,868 million (3,947).

The balance sheet total increased to SEK 141,261 million (137,112 at year-end). Shareholders' equity decreased to SEK 95,400 million (96,269 at year-end). Retained earnings amounted to SEK 22,759 million (23,209).

Cash flow from operating activities improved to SEK 7,832 million (6,088) and cash flow before financing activities to SEK 15,828 million (10,835). Net borrowings increased to SEK 3,960 million (3,196 at year-end). Cash and cash equivalents totaled SEK 14,569 million (8,809).

The equity/assets ratio (including the equity component of untaxed reserves) was 73.6 percent (74.2 at year-end).

Total investments for the nine-month period amounted to SEK 5,651 million (4,419), including SEK 1,961 million (1,498) in tangible fixed assets, primarily fixed-line installations. Other investments totaling SEK 3,690 million (2,921, of which SEK 2,581 million reflected purchase price consideration for Sonera) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 9 million (46) was provided through debt conversion.

Due to operations acquired, the number of employees as of September 30, 2004 was 3,910 compared to 2,982 at year-end.

Financial Information/"Underlying" Measures of Results of Operations
This interim report includes information on "underlying" measures of TeliaSonera's results of operations, such as "EBITDA excluding non-recurring items" and "Operating income excluding non-recurring items." EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera's management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these "underlying" measures are presented to enhance the understanding of TeliaSonera's historical operating performance.

These "underlying" measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of consolidated financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These "underlying" measures are not meant to be predictive of potential future results.

Forward-Looking Statements
This interim report contains statements concerning, among other things, TeliaSonera's financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera's future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera's market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.